

Mail Stop 3030

January 16, 2018

<u>Via E-mail</u>
Matthew J. Murphy
Chief Executive Officer
Marvell Technology Group Ltd.
5488 Marvell Lane
Santa Clara, California 95054

      Re: Marvell Technology Group Ltd.
             Registration Statement on Form S-4
             Filed December 21, 2017
             File No. 333-222235

Dear Mr. Murphy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 with any questions.

                    Sincerely,

                    /s/ Heather Percival for

                    Amanda Ravitz
                    Assistant Director
                    Office of Electronics and Machinery

cc: Christopher R. Moore
       Hogan Lovells US LLP